SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Results of annual general meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 13, 2015

COMPANY ANNOUNCEMENT

(ASX: PBT)

RESULTS OF ANNUAL GENERAL MEETING

Friday, 13th November 2015

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today at 09.30am.

	Resolutions	For	Against	Abstain	Proxy's Discretion*	Total Valid Proxies Received	For Percentage
1	Adoption of Remuneration Report	38,159,479	8,274,152	1,711,270	2,559,018	50,703,919	83.11%
2	Re-election of Director - Dr George Mihaly	59,205,074	4,635,311	1,926,111	2,778,889	68,545,385	93.04%
3	Ratification of previously issued securities - ATM	59,663,653	5,437,981	664,867	2,778,884	68,545,385	91.99%
4	Approval to refresh employee share plan	40,574,805	7,112,428	675,968	2,552,518	50,915,719	85.84%
5	Approval of 10% Placement Issue	57,849,891	6,727,778	1,044,832	2,922,884	68,545,385	90.03%

*	The Chairman voted undirected proxies in his control in favour of all resolutions.
**	Note: Resolutions 1 and 5 are special resolutions and required 75% approval to be passed. This threshold has been achieved and both resolutions passed.

On behalf of the Board

Phillip Hains

Company Secretary

Prana Biotechnology Limited

Suite 1, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 5254 Facsimile: 61 3 9822 7735